Jerry A. Grundhofer
Chairman and CEO
800 Nicollet Mall, 23rd Floor
Minneapolis, MN 55402
March __, 2006
[Name and Address]
Dear [Name]:
     I want to bring to your attention a matter of serious concern to our company. We have received a shareholder proposal that, if adopted, could put U.S. Bancorp at a serious competitive disadvantage and erode the value of your investment.
     This proposal (Proposal 5 in our proxy statement) would require U.S. Bancorp to annually seek shareholder approval of the Compensation Committee report contained in our proxy statement. We are an inappropriate target for this type of proposal, given that we pay for performance. We rank number one among our peer banks in total shareholder return and dividend growth over the last ten years.
     You know that we have always managed this company for the benefit of our shareholders, and our results show that commitment. Please, take a moment to review the attached presentation before casting your vote.
     I urge you to vote against this proposal when you submit your proxy for our 2006 annual meeting. Please feel free to call Judy Murphy, Director of Investor Relations; David Moffett, Chief Financial Officer; or me, at 612-303-0783 if you have any questions or would like to discuss this matter further.

Sincerely,

Jerry A. Grundhofer